Filed Pursuant to Rule 433

Registration Statement No. 333-146472

February 27, 2008

THE CLOROX COMPANY

5.000% SENIOR NOTES DUE 2013

PRICING TERM SHEET

5.000% Senior Notes due 2013
Issuer:	The Clorox Company
Principal Amount:	$500,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Trade Date:	February 27, 2008
Settlement Date:	March 3, 2008 (T+3)
Maturity Date:	March 1, 2013
Issue Price:	99.804%
Coupon:	5.000%
Yield:	5.045%
Benchmark Treasury:	2.875% due January 31, 2013
Benchmark Treasury Yield:	2.875%
Spread to Benchmark Treasury:	+217 basis points
Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2008
Make-whole Call:	T+35 basis points
CUSIP:	189054 AQ2
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC
Ratings:	Baa2 (Moody’s) BBB+ (S&P) BBB (Fitch)
The securities ratings are made by the rating agencies and not the issuer or underwriters and a securities rating is not a recommendation by the rating agency, the issuer, or the underwriters to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling 1-877-858-5407, J.P. Morgan Securities Inc. by calling 1-212-834-4533 or Wachovia Capital Markets, LLC by calling 1-800-326-5897.